UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 23 )*

Penske Automotive Group, Inc.
(Name of Issuer)
Common Stock (Par Value $ 0.0001 Per Share)
(Title of Class of Securities)
70959W103
(CUSIP Number)
Lawrence N. Bluth, Esq.
General Counsel
Penske Corporation
2555 Telegraph Rd.
Bloomfield Hills, MI 48302
248-648-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	70959W103

1	NAMES OF REPORTING PERSONS International Motor Cars Group II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,550

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		64,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	37,472,438 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) The aggregate amount beneficially owned by International Motor Cars Group II, L.L.C. (“IMCG II”) reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares by all of the Reporting Persons under this Schedule 13D as a group. The amount of Voting Common Stock beneficially owned by IMCG II without regard to such group status is 64,550, representing 0.1% of the Voting Common Stock outstanding.
(2) The parties to the Stockholders Agreement (as defined in Item 4 in Amendment 19 to this Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and, as a party to the Stockholders Agreement, IMCG II may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by the other stockholder parties to the Stockholders Agreement. IMCG II expressly disclaims beneficial ownership of any shares of Voting Common Stock held by such other parties. In Amendment 5 to Schedule 13D filed on September 18, 2006 by Mitsui & Co., Ltd and Mitsui & Co. (U.S.A.), Inc. (“Mitsui”), parties to the Stockholders Agreement other than the Reporting Persons under this Schedule 13D reported beneficial ownership of 15,559,217 shares. Including the shares reported by Mitsui and the other Reporting Persons under this Schedule 13D, IMCG II would beneficially own 53,031,655 shares, representing 57.9% of the Voting Common Stock outstanding.

CUSIP No.	70959W103

1	NAMES OF REPORTING PERSONS Penske Capital Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,550

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		64,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	37,472,438 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) The aggregate amount beneficially owned Penske Capital Partners, L.L.C. (“PCP”) reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares by all of the Reporting Persons under this Schedule 13D as a group. The amount of Voting Common Stock beneficially owned by PCP without regard to such group status is 64,550, representing 0.1% of the Voting Common Stock outstanding.
(2) The parties to the Stockholders Agreement (as defined in Item 4 in Amendment 19 to this Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and, because IMCG II (of which PCP is the managing member) is a party to the Stockholders Agreement, PCP may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by the other stockholder parties to the Stockholders Agreement. PCP expressly disclaims beneficial ownership of any shares of Voting Common Stock held by such other parties. In Amendment 5 to Schedule 13D filed on September 18, 2006 by Mitsui, parties to the Stockholders Agreement other than the Reporting Persons under this Schedule 13D reported beneficial ownership of 15,559,217 shares. Including the shares reported by Mitsui and the other Reporting Persons under this Schedule 13D, PCP would beneficially own 53,031,655 shares, representing 57.9% of the Voting Common Stock outstanding.

CUSIP No.	70959W103

1	NAMES OF REPORTING PERSONS Roger S. Penske

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		661,120

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,811,318

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		875,235

WITH	10	SHARED DISPOSITIVE POWER

		36,176,594

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	37,472,438 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) The parties to the Stockholders Agreement (as defined in Item 4 in Amendment 19 to this Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and, because IMCG II (of which PCP is the managing member and Mr. Penske is the managing member of PCP) and Penske Corporation (of which Mr. Penske is Chief Executive Officer and Chairman and a controlling stockholder) are parties to the Stockholders Agreement, Mr. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by the other stockholder parties to the Stockholders Agreement. Mr. Penske expressly disclaims beneficial ownership of any shares of Voting Common Stock held by such other parties. In Amendment 5 to Schedule 13D filed on September 18, 2006 by Mitsui, parties to the Stockholders Agreement other than the Reporting Persons under this Schedule 13D reported beneficial ownership of 15,559,217 shares. Including the shares reported by Mitsui, Mr. Penske would beneficially own 53,031,655 shares, representing 57.9% of the Voting Common Stock outstanding.

CUSIP No.	70959W103

1	NAMES OF REPORTING PERSONS Penske Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,746,768

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		36,112,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	37,472,438 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) The aggregate amount beneficially owned by Penske Corporation reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares by all of the Reporting Persons on this Schedule 13D as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 36,746,768 shares, representing 40.1% of the Voting Common Stock outstanding.
(2) The parties to the Stockholders Agreement (as defined in Item 4 in Amendment 19 to this Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and, as a party to the Stockholders Agreement, Penske Corporation may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by the other stockholder parties to the Stockholders Agreement. Penske Corporation expressly disclaims beneficial ownership of any shares of Voting Common Stock held by such other parties. In Amendment 5 to Schedule 13D filed on September 18, 2006 by Mitsui, parties to the Stockholders Agreement other than the Reporting Persons under this Schedule 13D reported beneficial ownership of 15,559,217 shares. Including the shares reported by Mitsui and the other Reporting Persons under this Schedule 13D, Penske Corporation would beneficially own 53,031,655 shares, representing 57.9% of the Voting Common Stock outstanding.

CUSIP No.	70959W103
This Amendment No. 23 (the “Amendment”) amends and supplements the Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company, International Motor Cars Group II, L.L.C., a Delaware limited liability company (“IMCG II”), Penske Capital Partners, L.L.C., a Delaware limited liability company (“PCP”), Penske Corporation, a Delaware corporation (“Penske Corporation”), Roger S. Penske and James A. Hislop with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 14, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment No. 13 filed on May 14, 2002, Amendment No. 14 filed on June 26, 2002, Amendment No. 15 filed on August 21, 2002, Amendment No. 16 filed on April 9, 2003, Amendment No. 17 filed on April 29, 2003, Amendment No. 18 filed on August 5, 2003, Amendment No. 19 filed on February 16, 2004, Amendment No. 20 filed on January 31, 2006, Amendment No. 21 filed on March 9, 2006 and Amendment No. 22 filed on September 14, 2006 (the “Schedule 13D”), relating to the Voting Common Stock, par value $0.0001 per share (the “Voting Common Stock”), of Penske Automotive Group, Inc., a Delaware corporation (the “Company”). IMCG II, PCP, Penske Corporation and Roger S. Penske are the current reporting persons under the Schedule 13D, as amended. Information reported in the Schedule 13D remains in effect except to the extent that is amended, restated or superseded by information contained in this Amendment No. 23 or a prior amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
This Amendment is being filed to disclose the pledge by Penske Corporation of 36,112,044 shares of Voting Common Stock beneficially owned by Penske Corporation. This Amendment also reflects the following events:
•	On March 1, 2007, Mr. Penske was awarded 78,886 shares of Restricted Stock vesting over four years.

•	On February 28, 2008, Mr. Penske was awarded 89,267 shares of Restricted Stock vesting over four years.

•	Certain of the parties who were subject to Transfer Rights Agreements with Penske Corporation (which agreements are described in Amendment 18 to this 13D filed on August 5, 2003) were released from their obligations under those agreements. The beneficial ownership information disclosed for Penske Corporation and Roger S. Penske includes 634,724 shares of Voting Common Stock that remain subject to the Transfer Rights Agreements.
ITEM 5. Interests in Securities of the Issuer.
Based on information provided by the Company, as of January 5, 2010, there were 91,617,746 shares of Voting Common Stock outstanding. Based on this amount of shares of Voting Common Stock outstanding:
(a) As of January 7, 2010:

CUSIP No.	70959W103
•	IMCG II and PCP beneficially own 64,550 shares of Voting Common Stock, representing 0.1% of the Voting Common Stock outstanding;

•	Penske Corporation beneficially owns 36,746,768 shares of Voting Common Stock, representing 40.1% of the Voting Common Stock outstanding; and

•	Roger S. Penske beneficially owns 37,472,438 shares of Voting Common Stock, representing 40.9% of the Voting Common Stock outstanding.
(b) As of January 7, 2010:
•	IMCG II and PCP each have shared power to direct the vote and disposition of 64,550 shares of Voting Common Stock;

•	Penske Corporation has the shared power to direct the vote of 36,746,768 shares of Voting Common Stock and the shared power to direct the disposition of 36,112,044 shares of Voting Common Stock; and

•	Roger S. Penske has the sole power to direct the vote of 661,120 shares of Voting Common Stock, shared power to direct the vote of 36,811,318 shares of Voting Common Stock, sole power to direct the disposition of 875,235 shares of Voting Common Stock, and shared power to direct the disposition of 36,176,594 shares of Voting Common Stock.
ITEM 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
On December 31, 2009, Penske Corporation entered into a Credit Agreement for a $550 million credit facility, consisting of a $300 million term loan and a $250 million revolving loan, maturing on June 30, 2012 (the “Credit Agreement”), replacing its existing $550 million credit facility. On December 31, 2009, in connection with the Credit Agreement, Penske Corporation entered into a Guarantee and Collateral Agreement (the “Collateral Agreement”) pursuant to which Penske Corporation granted, for the benefit of the lenders under the Credit Agreement, a security interest in substantially all of Penske Corporation’s property, including 36,112,044 shares of Voting Common Stock beneficially owned by Penske Corporation (the “Pledged Stock”).
Under the Credit Agreement, subject to certain exceptions, Penske Corporation may not dispose of its property, including, potentially, Pledged Stock, unless it obtains the consent of the required lenders under the Credit Agreement.
In the absence of an event of default under the Credit Agreement, Penske Corporation is entitled to receive all cash dividends paid by the Company in respect of the Pledged Stock in the normal course of business and exercise voting and corporate rights with respect to the Pledged Stock. If an event of default occurs and is continuing under the Credit Agreement, the administrative agent under the Credit Agreement (the “Administrative Agent”) will be entitled to (i) receive any cash dividends payable in respect of the Pledged Stock, (ii) exercise all voting and corporate and other rights with respect to the Pledged Stock and (iii) exercise all remedies under the New York Uniform Commercial Code granted to secured parties, including the sale of all or a portion of the Pledged Stock. Under the Credit Agreement, an event of default will occur only after any requirement for the giving of notice, the lapse of time, or both, shall have been satisfied.
If, upon an event of default, the Administrative Agent exercises its right to sell the Pledged Stock, and in so doing deems it advisable to have the Pledged Stock registered under the Securities Act, Penske Corporation must, to the extent permitted by law and to the extent Penske Corporation can contractually do so, cause the Company to register the Pledged Stock under the Securities Act of 1933.

CUSIP No.	70959W103
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 7, 2010

INTERNATIONAL MOTOR CARS GROUP II, L.L.C.
By:	PENSKE CAPITAL PARTNERS, L.L.C. Its Managing Member

By:	/s/ Roger S. Penske
Roger S. Penske
Managing Member

CUSIP No.	70959W103

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 7, 2010

PENSKE CAPITAL PARTNERS, L.L.C.
By:	/s/ Roger S. Penske
Roger S. Penske
Managing Member

CUSIP No.	70959W103

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 7, 2010

/s/ Roger S. Penske
Roger S. Penske

CUSIP No.	70959W103

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 7, 2010

PENSKE CORPORATION
By:	/s/ Robert H. Kurnick, Jr.
	Name:	Robert H. Kurnick, Jr.
	Title:	President